THE BLACKROCK 2012 TERM TRUST

                    AUTOMATIC DIVIDEND REINVESTMENT PLAN


                            TERMS AND CONDITIONS


        Pursuant to the Automatic Dividend Reinvestment Plan (the "Plan") of The BlackRock 2012 Term Trust (the "Trust"), unless a holder (each, a "Shareholder") of the Trust's shares of beneficial interest (the "Shares") otherwise elects, all dividends and capital gain distributions on such Shareholder's Shares will be automatically reinvested by PFPC, Inc. ("PFPC"), as agent for Shareholders in administering the Plan (the "Plan Agent"), in additional Shares of the Trust. Shareholders who elect not to participate in the Plan will receive all dividends and other distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Shares are held in street or other nominee name, then to such nominee) by PFPC as the Dividend Disbursing Agent. Such participants may elect not to participate in the Plan and to receive all dividends and capital gain distributions in cash by sending written instructions to PFPC, as the Dividend Disbursing Agent, at the address set forth below. Participation in the Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received by the Plan Agent not less than ten days prior to any dividend record date; otherwise such termination or resumption will be effective with respect to any subsequently declared dividend or other distribution.

        The Plan Agent will open an account for each Shareholder under the Plan in the same name in which such Shareholder's Shares are registered. Whenever the Trust declares an income dividend or a capital gain distribution (collectively referred to as "dividends") payable in cash, non-participants in the Plan will receive cash and participants in the Plan will receive the equivalent in Shares. The Shares will be acquired by the Plan Agent for the participants' accounts through receipt of additional unissued but authorized Shares from the Trust ("newly issued Shares"). The number of newly issued Shares to be credited to each participant's account will be determined by dividing the dollar amount of the dividend by the net asset value per Share on the date the Shares are issued.

        The Plan Agent maintains all Shareholders' accounts in the Plan and furnishes written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Shares in the account of each Plan participant will be held by the Plan Agent on behalf of the Plan participant.

        In the case of Shareholders such as banks, brokers or nominees that hold Shares for others who are the beneficial owners, the Plan Agent will administer the Plan on the basis of the number of Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Plan.

        There will be no brokerage charges with respect to Shares issued directly by the Trust as a result of dividends or capital gains distributions payable either in Shares or in cash. However, each participant will pay a pro rata share of brokerage commissions incurred with respect to the Plan Agent's open-market purchases in connection with the reinvestment of dividends.

VOTING

        Each Shareholder proxy will include those Shares purchased or received pursuant to the Plan. The Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Shares held pursuant to the Plan in accordance with the instructions of the participants.

TAXATION

        The automatic reinvestment of dividends will not relieve participants of any federal, state or local income tax that may be payable (or required to be withheld) on such dividends.

AMENDMENT OF THE PLAN

        The Plan may be amended or terminated by the Trust or the Plan Agent. There is no direct service charge to participants in the Plan; however, the Trust reserves the right to amend the Plan to include a service charge payable by the participants. Notice will be sent to Plan participants of any amendments as soon as practicable after such action by the Trust.

INQUIRIES REGARDING THE PLAN

        All correspondence concerning the Plan should be directed to the Plan Agent at 400 Bellevue Parkway, Wilmington, Delaware 19809

APPLICABLE LAW

        These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.

EXECUTION

               To record the adoption of the Plan as of __________ __, 2000, the Trust has caused this Plan to be executed in the name and on behalf of the Trust by a duly authorized officer.


                                            THE BLACKROCK
                                            2012 TERM TRUST
                                            A Delaware business trust


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